March 26, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Apogee Acquisition Corp (the “Company”)
Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-294102)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 24, 2026, in which we, as representative of the several underwriters of Apogee Acquisition Corp’s proposed public offering of units, joined the Company's request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, March 26, 2026, at 4:00 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ARC GROUP SECURITIES LLC
As representative of the several underwriters

By:	/s/ Roger Salazar, Jr.
Name:	Roger Salazar, Jr.
Title:	Managing Director